Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of HealthStream, Inc. for the registration of common stock and to the incorporation by reference therein of our report dated February 27, 2015, except for the first paragraph of Note 1 – Summary of Significant Accounting Policies, Note 6 – Goodwill and Note 8 – Business Segments, as to which the date is May 18, 2015, with respect to the consolidated financial statements of HealthStream, Inc., and our report dated February 27, 2015, with respect to the effectiveness of internal control over financial reporting of HealthStream, Inc., included in its Current Report on Form 8-K dated May 18, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

September 11, 2015